Exhibit 99.1

Weekly Report (September 11-14, 2023) on the Third Tranche
of Stellantis Share Buyback Program

AMSTERDAM, September 15, 2023 - Stellantis N.V. (“Stellantis” or the “Company”) announced today that pursuant to its Third Tranche of the Share Buyback Program announced on September 11, 2023, covering up to €500 million to be executed in the open market during the period between September 11, 2023 and December 11, 2023, it has repurchased the following common shares in the period between September 11 up to and including September 14, 2023:

Date	Number of Shares Repurchased	Average Market Purchase Price in € per share	Repurchased Volume in € (excluding fees)	Venues
11/09/2023	258 895	€17.2394	€4 463 189	CEUX
11/09/2023	953 201	€17.2505	€16 443 164	MILE
11/09/2023	1 404	€17.2563	€24 228	TQEX
12/09/2023	163 218	€17,7319	€2 894 160	CEUX
12/09/2023	863 389	€17.7381	€15 314 900	MILE
12/09/2023	226	€17.8710	€4 039	TQEX
13/09/2023	228 886	€17.7711	€4 067 558	CEUX
13/09/2023	731 054	€17.7774	€12 996 216	MILE
13/09/2023	2 218	€17.8999	€39 702	TQEX
14/09/2023	267 704	€17.6054	€4 713 041	CEUX
14/09/2023	933 740	€17.6044	€16 437 920	MILE
14/09/2023	1 346	€17.6342	€23 736	TQEX
Total	4 405 281	€17.5748	€77 421 862

Since September 11, 2023 up to and including September 14, 2023, the Company has purchased a total of 4,405,281 common shares for a total consideration of € 77,421,862.

As of September 14, 2023, the Company held in treasury No. 68,315,279 common shares equal to 2.16% of the total issued share capital including the common shares and the special voting shares.

A comprehensive overview of the transactions carried out under the buyback program, as well as the details of the above transactions, are available on Stellantis’ corporate website under the Share Buyback Program Section www.stellantis.com/en/investors/stock-and-shareholder-info/share-buyback-program.

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About Stellantis

Stellantis N.V. (NYSE / MTA / Euronext Paris: STLA) is one of the world's leading automakers and a mobility provider. Its storied and iconic brands embody the passion of their visionary founders and today’s customers in their innovative products and services, including Abarth, Alfa Romeo, Chrysler, Citroën, Dodge, DS Automobiles, Fiat, Jeep®, Lancia, Maserati, Opel, Peugeot, Ram, Vauxhall, Free2move and Leasys. Powered by our diversity, we lead the way the world moves – aspiring to become the greatest sustainable mobility tech company, not the biggest, while creating added value for all stakeholders as well as the communities in which it operates. For more information, visit www.stellantis.com.

@Stellantis	Stellantis	Stellantis	Stellantis

For more information, contact:
Pierre-Olivier SALMON +33 6 76 86 45 48 - pierreolivier.salmon@stellantis.com
Valérie GILLOT +33 6 83 92 92 96 - valerie.gillot@stellantis.com
communications@stellantis.com
www.stellantis.com